PROPERTYCLUB, INC.
Balance Sheet
(Unaudited)

		December 31, 2018
ASSETS		
Cash	$	17,551
Total current assets		17,551
Total assets	$	17,551
LIABILITIES AND SHAREHOLDERS' EQUITY		
	$	-
Total current liabilities		-
Commitments and contingencies		-
Common stock, par value $0.0001; 10,000 shares authorized, 83,300 issued and outstanding		8
Paid-in-capital		87,915
Accumulated deficit		(70,372)
Total shareholders' equity		17,551
Total liabilities and shareholders' equity	$	17,551